Exhibit 99.2

, 2005

EXCHANGE AGENT AGREEMENT

The Bank of New York

101 Barclay Street, Floor 8 West

New York, New York 10286

Attention: Corporate Finance Unit

Ladies and Gentlemen:

Stanadyne Corporation, a Delaware corporation (the “Company”) proposes to make an offer (the “Exchange Offer”) to exchange all of its outstanding 10.00% Senior Subordinated Notes due August 15, 2014 (the “Old Notes”) for its 10.00% Senior Subordinated Notes due August 15, 2014 which have been registered under the Securities Act of 1933, as amended (the “Securities Act”) (the “Exchange Notes”). The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus, dated                     , 2005 (the “Prospectus”), proposed to be distributed to all record holders of the Old Notes. The Old Notes and the Exchange Notes are collectively referred to herein as the “Notes.” Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Prospectus, dated as of , 2005.

The Company hereby appoints The Bank of New York to act as exchange agent (the “Exchange Agent”) in connection with the Exchange Offer and The Bank of New York hereby accepts such appointment. References hereinafter to “you” shall refer to The Bank of New York.

The Exchange Offer is expected to be commenced by the Company on or about , 2005. The Letter of Transmittal accompanying the Prospectus is to be used by the holders of the Old Notes to accept the Exchange Offer and contains instructions with respect to the Old Notes tendered.

The Old Notes should be tendered by book-entry transfer to the Exchange Agent’s account at the Depository Trust Company (“DTC”). Holders may also tender through the Automated Tender Offer Program (“ATOP”) of the DTC. DTC participants will transmit their acceptance of the Exchange Offer to DTC, which will verify the acceptance and execute a book-entry delivery to your account at DTC. DTC will then send an “Agent’s Message” to you for its acceptance.

The Exchange Offer shall expire at 5:00 p.m., New York City time, on                     , 2005 or on such subsequent date or time to which the Company may extend the Exchange Offer (the “Expiration Date”). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (promptly confirmed in writing) or written notice to you before 9:00 a.m., New York City time, on the business day following the previously scheduled Expiration Date.

The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption “The Exchange Offer —Conditions to the Exchange Offer.” The Company will give oral (promptly confirmed in writing) or written notice of any amendment, termination or nonacceptance to you as promptly as practicable.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned “The Exchange Offer” or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

2. Subject to applicable ATOP procedures, you are to examine each Letter of Transmittal that you receive (and any other documents that you may receive from or on behalf of holders of the Old Notes) to ascertain whether: (i) such Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with the instructions set forth; and (ii) the Old Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed, or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will promptly notify the Company and endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be necessary or advisable to cause such irregularity to be corrected. With respect to any Letters of Transmittal tendered through the ATOP you shall be entitled to rely conclusively on information or confirmations you receive from DTC (or other applicable institution, as the case may be) with respect thereto.

3. You will establish a book-entry account with respect to the Old Notes at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Exchange Offer within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of the Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into your account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer.

4. The Company shall have the absolute right to (i) determine whether any tender of Old Notes is valid, (ii) reject any Old Notes not properly tendered if, in the opinion of counsel for the Company, the Company’s acceptance of the tender of Old Notes would be unlawful; or (iii) waive any defects, irregularities or conditions of tender as to particular Old Notes. The interpretations by the Company of the terms and conditions of the Exchange Offer, each submitted Letter of Transmittal and each other document or instrument submitted to it in connection with the Exchange Offer shall be final and binding. With the approval of the President or Chief Financial Officer (each, a “Designated Officer”) of the Company, or of counsel to the Company (such approval, if given orally, to be promptly confirmed in writing) or any other party designated in writing by such a Designated Officer, you are authorized to waive any irregularities in connection with any tender of Old Notes pursuant to the Exchange Offer.

5. Tenders of Old Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned “The Exchange Offer — Procedures for Tendering,” and Old Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

Notwithstanding the provisions of this Section 5, Old Notes that a Designated Officer shall approve as having been properly tendered shall be considered by you to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).

6. You shall advise the Company with respect to any Old Notes received subsequent to the Expiration Date and accept its instructions with respect to disposition of such Old Notes.

7. Subject to applicable ATOP procedures, you shall accept tenders:

(a) in cases where the Old Notes are held in two or more names on the security position listing of DTC, only if the Letter of Transmittal is signed by all named participants;

(b) in cases where the signing person (as indicated on a Letter of Transmittal received by you) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(c) in cases where tender of an Old Note received by you is made by a person other than the DTC participant listed on the security position listing of DTC for such Old Note, only if customary transfer requirements, including payment of any applicable transfer taxes, are fulfilled.

You shall accept partial tenders of Old Notes where so indicated and as permitted in the Letter of Transmittal and, in your capacity as transfer agent, split-up and return any untendered Old Notes to the account maintained at DTC for such holder (or such other person as may be designated in the Letter of Transmittal), as promptly as practicable after expiration or termination of the Exchange Offer.

8. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice, if given orally, to be promptly confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Old Notes properly tendered and you, on behalf of the Company, will exchange such Old Notes for Exchange Notes and cause such Old Notes to be cancelled. Delivery of Exchange Notes will be made on behalf of the Company by you at the rate of $1,000 principal amount of Exchange Notes for each $1,000 principal amount of the corresponding series of Old Notes tendered promptly after notice (such notice if given orally, to be promptly confirmed in writing) of acceptance of said Old Notes by the Company; provided, however, that in all cases, Old Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Old Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees and any other required documents. You shall issue Exchange Notes only in denominations of $1,000 or any integral multiple thereof.

9. Tenders pursuant to the Exchange Offer are irrevocable, expect that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

10. The Company shall not be required to exchange any Old Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Old Notes tendered shall be given (if given orally, to be promptly confirmed in writing) by the Company to you.

11. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Old Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption “The Exchange Offer —Conditions to the Exchange Offer” or otherwise, you shall as soon as practicable after the Expiration Date effect appropriate book-entry transfer of unaccepted Old Notes and return any accompanying Letters of Transmittal (and related documents delivered to you pursuant to the Letter of Transmittal) that are in your possession, to the persons who deposited them.

12. You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

13. As Exchange Agent hereunder you:

(a) shall not be liable for any action or omission to act unless the same constitutes your own gross negligence, willful misconduct or bad faith, and in no event shall you be liable to a securityholder, the Company or any third party for special, indirect or consequential damages, or lost profits, arising in connection with this Agreement;

(b) shall have no duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing by you and the Company;

(c) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the Old Notes represented thereby deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

(d) shall not be obligated to take any legal action hereunder which might in your judgment involve any expense or liability, unless you shall have been furnished with indemnity reasonably satisfactory to you;

(e) may conclusively rely on and shall be protected in acting in reliance upon any statement, request, agreement, instrument, opinion, notice, letter, telegram or other document or security delivered to you and believed by you to be genuine and (if applicable) to have been signed by the proper person or persons;

(f) may act upon any tender, statement, request, document, agreement, certificate or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or presented by the proper person or persons;

(g) may conclusively rely on and shall be protected in acting upon written or oral instructions from any Designated Officer;

(h) may consult with counsel of your selection with respect to any questions relating to your duties and responsibilities and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the advice or opinion of such counsel;

(i) shall not be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether you have been advised of the likelihood of such loss or damage and regardless of the form of action;

(j) shall in no event be responsible or liable for any failure or delay in the performance of its obligations under the Agreement arising out of or caused by, directly or indirectly, forces beyond your reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; and

(k) shall not advise any person tendering Old Notes pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Old Notes.

14. You shall take such action as may from time to time be requested by the Company (and such other action as you may deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal or such other forms as may be approved from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer, and any such actions shall be taken at the Company’s expense. The Company will furnish you with copies of such documents on your request. All other requests for information relating to the Exchange Offer shall be directed to the Company, Attention: Chief Financial Officer.

You shall advise by facsimile transmission Stephen S. Langin, the Chief Financial Officer of the Company (at the facsimile number (860) 683-4500) and Julie H. Jones, Esq. of Ropes & Gray LLP, counsel for the Company (at facsimile number (617) 951-7050), and such other person or persons as the Company may request, daily (and more frequently during the week immediately preceding the Expiration Date if requested) up to and including the Expiration

Date, as to the number of Old Notes which have been tendered pursuant to the Exchange Offer and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as they may reasonably request. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Old Notes tendered, the aggregate principal amount of Old Notes accepted and deliver said list to the Company.

15. Any Letters of Transmittal actually received by you shall be stamped by you as to the date and, after the expiration of the Exchange Offer, the time, of your receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities. You shall dispose of unused Letters of Transmittal and other surplus materials in your possession by returning them to the Company.

16. For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth in Schedule I hereto. The Company agrees to pay such amounts and the fee and expenses of your counsel in connection with the preparation, execution and delivery of this Agreement, such sums to be payable on the date of the Exchange described herein. The provisions of this section shall survive the termination of this Agreement.

17. You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to your duties, liabilities and indemnification as Exchange Agent.

18. The Company covenants and agrees to indemnify and hold you (which, for purposes of this paragraph 18, shall include your directors, officers, employees and agents) harmless against any and all loss, liability, cost or expense, including attorneys’ fees and expenses, incurred without gross negligence or willful misconduct on your part, arising out of or in connection with any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Old Notes believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Old Notes. In each case, the Company shall be notified by you, by letter or facsimile or electronic (e-mail) transmission, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or shall have been served with a summons in connection therewith. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you, so long as the Company shall retain counsel satisfactory to you to defend such suit, and so long as you have not determined, in your reasonable judgment, that a conflict of interest exists between you and the Company. The provisions of this section shall survive the termination of this Agreement.

19. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service in a timely manner.

20. You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Old Notes, the Company’s check in the amount of all transfer taxes so payable; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

21. This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.

22. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

23. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

24. This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

25. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

If to the Company:

Stanadyne Corporation

92 Deerfield Road

Windsor, Connecticut 06095

Tel: (860) 525-0821

Fax: (860) 683-4500

Attn: Chief Financial Officer

With a copy to:

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Tel: (617) 951-7000

Fax: (617) 951-7050

Attn: Julie H. Jones, Esq.

If to the Exchange Agent:

The Bank of New York

101 Barclay Street

Floor 8 West

New York, New York 10286

Facsimile: (212) 815-5131

Attn: Corporate Finance Unit

Attn: Ms. Barbara Bevelaqua

26. Unless terminated earlier by the parties hereto, this Agreement shall terminate ninety (90) days following the Expiration Date. Notwithstanding the foregoing, Sections 16 and 18 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates, funds or property then held by you as Exchange Agent under this Agreement.

27. This Agreement shall be binding and effective as of the date hereof.

Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered on its behalf by a duly authorized officer, intending the same to be effective as of the day of                     , 2005.

STANADYNE CORPORATION

By:
Name:	Stephen S. Langin
Title:	Vice President, Chief Financial Officer and Secretary

Accepted as of the date first above written:

THE BANK OF NEW YORK, as Exchange Agent

By:
Name:
Title: